Hilton Group plc

Ladbroke Group PLC 82-3571

03 AUG 25 AM 7:21

12 August 2003

Michael Coco
Office of International Corporate Finance
Division of Finance
Securities & Exchange Commission
450 5th Street, Mailstop 3-2
Washington 20549
USA


03029427

SUPPL

Dear Michael

HILTON GROUP PLC

I refer to my letters sent in March 2003 and in 2002.

I note that we are now appearing on the list of exempt companies on your website but under our former name of Ladbroke Group plc. I would be grateful if you could amend your records to record our current name. A copy of the change of the name certificate is enclosed.

Yours sincerely

PROCESSED
AUG 27 2003
THOMSON FINANCIAL

Barbara Hughes
Deputy Group Secetary

dlw 8/25

bh30812b.doc

Registered Office:
Maple Court, Central Park, Reeds Crescent, Watford, Hertfordshire WD24 4QQ



CERTIFICATE OF INCORPORATION

ON CHANGE OF NAME

Company No. 566221

The Registrar of Companies for England and Wales hereby certifies that

LADBROKE GROUP P L C

having by special resolution changed its name, is now incorporated under the name of

HILTON GROUP PLC

Given at Companies House, London, the 14th May 1999

S. Bashar

MISS S. BASHAR

For The Registrar Of Companies



C O M P A N I E S H O U S E